Exhibit 4.62

Dated 18 January 2007
______________________________________

(1) NEUROSTAT PHARMACEUTICALS INC.

and

(2) AMARIN PHARMACEUTICALS IRELAND LIMITED

and

(3) AMARIN CORPORATION PLC

and

(4) TIM LYNCH

________________________________________

AGREEMENT
for termination and release of
certain confidentiality obligations
________________________________________

Reed Smith Rambaud Charot LLP
Minerva House
5 Montague Close
London SE1 9BB
United Kingdom

Tel:  +44 20 7403 2900
Fax:  +44 20 7403 4221
www.reedsmith.com
Ref:   JNW/GP

THIS AGREEMENT IS MADE ON 18 JANUARY 2007

PARTIES

(1)
NEUROSTAT PHARMACEUTICALS INC. a company organised under the laws of the state of Delaware, with a principal place of business at 1422 NW First Street, Bend, OR 97701, United States of America (NeuroStat); and

(2)
AMARIN PHARMACEUTICALS IRELAND LIMITED a company incorporated in Ireland under registration number 408912, with a registered office is at 50 Pembroke Road, Ballsbridge, Dublin 4, Republic of Ireland (Amarin Pharma); and

(3)	AMARIN CORPORATION PLC a company registered in England with registered number 02353920 and a registered office at 110 Cannon Street, London EC4N 6AR, United Kingdom (Amarin Corp); and

(4)	TIM LYNCH of 1422 NW First Street, Bend, OR 97701, United States of America (Mr Lynch).

BACKGROUND

(A)
Amarin Pharma is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin Pharma is a wholly-owned subsidiary of Amarin Corp.

(B)
NeuroStat and Amarin Corp entered into an Mutual Confidentiality Agreement dated 2 November 2006 (the Confidentiality Agreement).  NeuroStat has valuable, confidential information relating to various forms of Lorazepam (as defined below) including a compound known as nano-Lorazepam under development by Elan Corporation plc of Treasury Building, Lower Grand Canal Street, Dublin 2, Republic of Ireland and its Affiliates (as defined below) (together referred to as Elan; and specifically including Elan Pharma International Limited, a limited liability company incorporated under the laws of Ireland).

(C)
Under the Confidentiality Agreement, due to the sensitivity of the Confidential Information held by NeuroStat, Amarin Corp agreed, among other things, not to pursue the license or development of a Lorazepam product with Elan or any of its affiliates.  NeuroStat and Amarin Corp have agreed to terminate the Confidentiality Agreement on the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

AGREEMENT

1.           Definitions and Interpretation

1.1	In this Agreement and in the Schedules to this Agreement the following words and phrases shall have the following meanings unless the context requires otherwise:

Affiliate means, with respect to a particular Party, a person, corporation, partnership or other entity, that from to time Controls, is Controlled by, or is under common Control with such a Party;

Agreement means this agreement and any and all schedules, appendices and other addenda to it as may be varied from time to time in accordance with the provisions of this agreement;

Business Day means a day other than a Saturday, Sunday, bank or other public holiday in England, the Republic of Ireland or the state of Oregon;

Commencement Date means the date set out at the beginning of Agreement;

Confidential Information means any proprietary information which is not in the public domain, whether or not such information is identified as confidential, including, without limitation, information relating to products, processes, services, businesses, personnel, research, commercial activities, formulas, materials, compounds, substances, programmes, devices, concepts, inventions, patents, designs, methods, techniques, intellectual property, marketing and commercial strategies, data, trade secrets, know-how, plans, operations, tests, studies, manuals, market reports, customers, contracts, financial status, cash flow projections and the like or any other matter connected with the business of a Party or any of its, suppliers, partners or customers related to a Party or its business;

Control means:

(a)
with respect to any legal entity, the direct or indirect ownership or possession of (i) the power to direct or cause the direction of the management and policies of a company or entity whether by contract or otherwise; (ii) at least 50% (in the aggregate) of the voting power of all outstanding shares entitled to vote at a general election of directors of a company or entity; or (iii) at least 50% of the assets of a company or entity;

(b)
with respect to any material, item of information, or intellectual property right, the possession, whether by ownership or licence, of the right to grant a licence or sub-licence with respect thereto, without breaching any prior written obligation to any Third Party, and Controlled shall be construed accordingly;

Elan Lorazepam Agreement has the meaning given such term in Clause 4.1(b)(i).
Licensed Know How means all the Confidential Information Controlled by NeuroStat at or at any time after the Commencement Date relating to Products and/or their development and/or commercialisation, which, for the avoidance of doubt shall not include any Confidential Information of Elan;

Lorazepam means the active drug substance Lorazepam the chemical structure and formula for which are set forth in Exhibit A, together with and including all salts, esters, complexes, chelates, isomers (including stereoisomers), crystalline forms, amorphous forms, prodrugs (including all compounds that are metabolized or dissolve into the same active moiety in the body), solvates (including hydrates), metabolites/metabolic precursors, and pegylated forms thereof.

Parties means Mr Lynch, NeuroStat, Amarin Corp and Amarin Pharma, and Party shall mean either of them;

Product means any product in any formulation containing any form of Lorazepam, including any nasally administered nanocrystal formulation of Lorazepam; any injectible (including via intravenous, intramuscular and or-subcutaneous injection), buccal, sublingual, rectal or inhalation nanocrystal formulation of Lorazepam; and/or any other nanocrystal formulation of Lorazepam;

Third Party means any entity or person other than the Parties and their Affiliates.

1.2	In this Agreement:

(a)
unless the context otherwise requires, all references to a particular clause or schedule shall be a reference to that clause or schedule in or to this Agreement as it may be amended from time to time pursuant to this Agreement;

(b)	the headings are inserted for convenience only and shall be ignored in construing this Agreement;

(c)	unless the contrary intention appears, words importing the masculine gender shall include the feminine and vice versa and words in the singular include the plural and vice versa;

(d)
any reference to persons includes natural persons, firms, partnerships, limited liability partnerships, companies, corporations, unincorporated associations, local authorities, governments, states, foundations and trusts (in each case whether or not having separate legal personality) and any agency of any of the above;

(e)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(f)
any reference to a statute, statutory provision or subordinate legislation (legislation) (except where the context otherwise requires) (i) shall be deemed to include any bye-laws, licences, statutory instruments, rules, regulations, orders, notices, directions, consents or permissions made under that legislation and (ii) shall be construed as referring to any legislation which replaces, re-enacts, amends or consolidates such legislation (with or without modification) at any time; and

(g)	any reference to a Party includes a reference to their respective successors-in-title and permitted assignees.

2.           Release and Termination

2.1
Subject to the terms and conditions of this Agreement, NeuroStat and Amarin Corp hereby agree to terminate the Confidentiality Agreement and release each other from further compliance with the Confidentiality Agreement with effect from the Commencement Date.

2.2
Subject to Amarin Corp’s satisfaction of its obligations under this Agreement, NeuroStat hereby releases, waives and discharges Amarin Corp and its Affiliates, successors, directors, agents, servants, officers, shareholders, employees and representatives of and from all claims, debts, demands, rights and causes of action, arising out of the transactions, events and occurrences, or any other claims NeuroStat presently may have against Amarin Corp, relating to the Confidentiality Agreement.

2.3
Amarin Corp hereby releases, waives and forever discharges NeuroStat and its Affiliates, successors, directors, agents, servants, officers, shareholders, employees and representatives of and from all claims, debts, demands, rights and causes of action, arising out of the transactions, events and occurrences, or any other claims Amarin Corp presently may have against NeuroStat, relating to the Confidentiality Agreement.

3.           Technical Assistance

3.1
NeuroStat shall, forthwith following the Commencement Date and free of charge to Amarin Pharma, disclose and supply to Amarin Pharma any and all Licensed Know How to the extent not already disclosed to Amarin Corp or Amarin Pharma.  To avoid any doubt, NeuroStat has no obligation to disclose any information with respect to which it or Tim Lynch has any obligation of confidentiality or non-use to Elan.

3.2
Mr Lynch shall enter into a consultancy agreement on mutually acceptable terms pursuant to which, during a period of six months following the Commencement Date, Mr Lynch shall render such assistance as Amarin Pharma may request in negotiations with Elan relating to the in-licensing of rights to Products and in initiating development of Products.  Mr Lynch shall be remunerated on a daily rate basis and the rate payable shall be US$2,000.  NeuroStat hereby irrevocably consents to such an arrangement.

4.           Consideration

4.1
In consideration of the terms and conditions of this Agreement, including the license of the Licensed Know How pursuant to Clause 6 and the release and termination pursuant to Clause 2, and conditional upon Amarin Pharma or an Affiliate of Amarin Pharma entering into an Elan Lorazepam Agreement (as defined below):

(a)
In exchange for the property rights set forth above, Amarin Corp shall issue to NeuroStat, within 10 days of Amarin Pharma or an Affiliate of Amarin Pharma entering into an Elan Lorazepam Agreement, immediately exercisable warrants to purchase 175,000 ordinary shares of Amarin Corp of five pence par value at the exercise price per share set forth below in the form of ADSs, exercisable no later than the seventh anniversary of the Commencement Date on 10 days’ written notice to Amarin Corp (the Warrants).  The Warrants and the underlying ADSs shall be issued to NeuroStat pursuant to a prospectus supplement to Amarin Corp’s shelf registration statement filed with the Securities Exchange Commission which became effective on 2 August 2006.

NeuroStat may exercise the Warrants in respect of amounts of not less than 25,000 ordinary shares on each occasion of exercise.

The exercise price of the Warrants shall be the NASDAQ closing price on the Business Day before the date upon which Amarin Pharma or an Affiliate of Amarin Pharma enters into Elan Lorazepam Agreement.

(b)	Amarin Pharma shall make the following payments to NeuroStat:

(i)
a non-refundable, non-creditable sum of US$165,000 within 10 days after the date upon which Amarin Pharma or any Affiliate of Amarin Pharma executes a legally-binding agreement with Elan (or any one of the companies that is defined as being part of Elan) pursuant to which Amarin Pharma or any Affiliate of Amarin Pharma obtains any right with respect to or in connection with any Product, including any license, any option, any covenant not to sue, any supply commitment, any right to distribute, and/or any other right with respect to or in connection with any Product (each, an Elan Lorazepam Agreement;  Elan Lorazepam Agreements exclude, however, any confidential disclosure or similar agreement in both cases pursuant to which Amarin Pharma or any Affiliate of Amarin Pharma obtains solely the right to use confidential information relating to Lorazepam or Products in order to evaluate whether to enter into an Elan Lorazepam Agreement but does not receive any other rights with respect to or in connection with any Product (including the kinds enumerated above);  to avoid any doubt the mere presence of confidentiality provisions within a license agreement or other agreement granting Product rights (confidentiality provisions would, by way of background, ordinarily be expected to be included in any such agreement) shall not qualify the agreement as the kind of confidentiality agreement that is excluded from the Elan Lorazepam Agreements); and

(ii)	non-refundable, non-creditable milestone payments within 10 days after the relevant milestone event as follows:

(A)	US$200,000 on the first administration to a human subject of a Product covered by an Elan Lorazepam Agreement (defined in Clause 4.1(b)(i)); and

(B)
US$200,000 on the first administration to a human subject of a Product covered by an Elan Lorazepam Agreement (defined in Clause 4.1(b)(i)) in the first clinical study that is designed to assess the efficacy of such a Product, however such clinical trial is denominated (with respect to phase of trial) and whether or not such first clinical study is in a limited patient group.  Clinical studies in any patient population (or patient populations) are considered “designed to assess the efficacy of such a Product” for this purpose.

(the payments of (A) and (B) in this Clause 4.1(b)(ii) are together referred to as the Milestone Payments) provided that Amarin Corp may elect to discharge fully Amarin Pharma’s obligation to make the Milestones Payments by issuing to NeuroStat ordinary shares of five pence par value in the capital of Amarin Corp to the value of the Milestone Payment at the NASDAQ closing price on the day before the relevant milestone event occurs.  Such shares will be represented by ADSs issued to NeuroStat pursuant to a prospectus supplement to Amarin Corp’s shelf registration statement filed with the Securities Exchange Commission which became effective on 2 August 2006.

It is acknowledged for the avoidance of doubt that (A) and (B) each apply when the events described therein occur, and whether they are achieved by or on behalf of any of Amarin Pharma, an Amarin Affiliate, a sublicensee of Amarin Pharma or an Amarin Affiliate, or another entity contracted with or engaged by any of them.

Amarin Pharma shall notify NeuroStat and Mr. Lynch in writing within three (3) days after the occurrence of each of the events referred to in this Clause 4.1 (including the signing of an Elan Lorazepam Agreement and each of Milestone events (A) and (B)).

4.2
Within five days from the Commencement Date or, if later, receipt by Amarin Pharma of the relevant copy invoices, Amarin Pharma shall reimburse NeuroStat’s and Mr Lynch’s reasonable and documented attorneys’ fees and expenses in connection with the negotiation and documentation of this Agreement and to the extent such fees and expenses do not exceed in total US$15,000.

5.           Non-Compete

5.1
NeuroStat and Mr Lynch hereby jointly undertake that neither shall, and each of NeuroStat and Mr Lynch shall procure that none of NeuroStat’s Affiliates shall, whether alone or in conjunction with an Affiliate or Third Party:

(a)
Prior to the expiration or termination of this Agreement, enter into or continue any discussions or negotiations relating to the grant by Elan of any rights in any Product to NeuroStat, any Affiliate of NeuroStat or Mr Lynch or any entity Controlled by Mr Lynch; or

(b)
Prior to the expiration or termination of this Agreement, research, develop, use, keep, make, have made, import, offer for sale, sell or otherwise dispose of Products anywhere in the world or grant or receive any licence to do any of the foregoing.

The Parties acknowledge that the foregoing restriction is reasonable, valid and necessary for the protection of Amarin’s business with respect to Products to which it may obtain rights pursuant to an Elan Lorazepam Agreement and that Amarin Pharma would not have entered into this Agreement without the foregoing protection.

Furthermore each of the undertakings contained in each of Clauses 5.1(a) and (b) shall be, and is, a separate undertaking by each of NeuroStat and Mr Lynch and shall be enforceable by Amarin Pharma separately and independently of the right of the Amarin Pharma to enforce any one or more of the other covenants contained in Clause 5 and in the event that any of such undertakings shall be found to be void but would be valid if some part thereof were deleted then such undertaking shall apply with such deletion as may be necessary to make it valid and effective.

6.           Grant of Licence

6.1
Subject to the terms and conditions of this Agreement, NeuroStat hereby grants to Amarin Pharma and its Affiliates an exclusive, worldwide right and license to use the Licensed Know-How to (a) seek to enter into an Elan Lorazepam Agreement, and (b) to research, develop, use, make, have made, import, offer for sale, sell and otherwise dispose of Products with respect to which Amarin Pharma or an Amarin Pharma Affiliate has obtained rights pursuant to an Elan Lorazepam Agreement.  Such license to Amarin Pharma and its Affiliates shall include the right to grant sub-licenses within the scope of activities described in clause (b) of the foregoing sentence (including the right to grant sub-licensees the right to grant further sub-licensable sub-licences); provided that the activities of the sub-licensees (including all further sub-licensees, direct and indirect) shall be deemed to be activities of Amarin Pharma for purposes of the payment obligations under this Agreement.  Such license to Amarin Pharma and its Affiliates shall be royalty-bearing in the sense that payments to NeuroStat are required under this Agreement, partially in consideration of such license; but other than the payments explicitly called for under this Agreement, such license to Amarin Pharma and its Affiliates shall be royalty-free.

7.           Payment Terms

7.1	All payments due to NeuroStat under this Agreement shall be made in US dollars and by electronic bank transfer to an account specified by NeuroStat.

7.2
Without prejudice to NeuroStat’s right to receive payment on the due date, where NeuroStat does not receive payment of any sums due to it pursuant to this Clause 4 within the time specified, interest shall accrue on the sum due and owing to NeuroStat at the rate equivalent to an annual rate the greater of (i) 1% over the then current base rate of National Westminster Bank plc, for the United Kingdom, calculated on a daily basis, and (ii) 10% and such interest shall run from the date on which payment is due to the date on which payment is made by Amarin Pharma, which the Parties acknowledge to be a substantial remedy for failure to pay the sums due within the time specified.  If Amarin is late in tendering any payment that it is otherwise permitted to tender in warrants or equity (e.g., if it does not tender payment in warrants or equity within the 10-day period for payment after achievement of the event triggering payment under Clause 4.1), then NeuroStat shall be entitled by written notice to Amarin to require the payment to be made by wire transfer of immediately available funds instead;  provided that if Amarin timely notified NeuroStat in writing of the payment-triggering event for the particular payment as required under Clause 4.1 by a notice that is in accordance with Clause 14, then Amarin will have 3 business days from receiving NeuroStat's written notice that payment is due to make the payment of warrants, equity or cash.

7.3
All payments to NeuroStat under this Agreement are expressed to be exclusive of goods, sales, valued added or any similar such tax (Value Added Tax) howsoever arising, and Amarin Corp or Amarin Pharma (as the case may be) shall pay to NeuroStat in addition to those payments or if earlier on receipt of a tax invoice or invoices from NeuroStat, all Value Added Tax for which NeuroStat is liable to account to any competent authority in relation to any supply made or deemed to be made for Value Added Tax purposes pursuant to this Agreement.

7.4
NeuroStat shall be entitled to request to audit and shall be given access to appropriate records to confirm the timing payments are due hereunder (and in the case of payments made in warrants or equity the appropriate calculation of the number of warrants or shares in accordance with this Agreement).

8.           Warranties and Liability

8.1	Each Party represents and warrants to the other Parties that:

(a)	it has legal power, authority and right to enter into this Agreement and to perform its respective obligations hereunder;

(b)	it is not at the Commencement Date a party to any agreement, arrangement or understanding with any Third Party which conflicts with this Agreement;

(c)	this Agreement has been duly authorised, executed, and delivered by that Party and is a valid, binding, and legally enforceable obligation of that Party; and

(d)	no consent, approval, authorisation, or order of any court or governmental agency or body is required for the consummation of the transactions contemplated by this Agreement.

8.2
NeuroStat gives no warranty of any nature as to the completeness, accuracy or otherwise of the Licensed Know How and accepts no liability howsoever arising from Amarin Pharma’s use of the Licensed Know How.

8.3
Subject to Clause 8.4, neither Party shall be liable to the other or any of the other Party’s Affiliates or any sub-licensees for any of the following types of loss, damage, cost or expense arising (whether in contract, tort, negligence, breach of statutory duty or otherwise) under or in relation to this Agreement or the subject-matter of this Agreement:

(a)	any loss of profits, business, contracts, anticipated savings, goodwill, or revenue; or

(b)	any indirect or consequential loss or damage whatsoever, even if that party was advised in advance of the possibility of such loss or damage; or

(c)	any punitive, exemplary or similar damages.

8.4
Nothing in Clause 8.2 shall prohibit or hinder the exercise of another Party’s rights in respect of any liability for fraud or fraudulent misrepresentation, notwithstanding that any loss or damage that Party may be seeking to recover is of the type referred to in Clause 8.2.

8.5	The rights, powers and remedies provided in this Agreement are (except as expressly provided) cumulative and not exclusive of any rights, powers and remedies provided by law, or otherwise.

9.           Confidentiality

9.1	A confidential relationship with respect to such Confidential Information shall be established as of the Commencement Date between the Parties.

9.2
Each Party to whom Confidential Information is disclosed (a Recipient) by another Party (a Disclosing Party) shall use all necessary care to prevent disclosure or release of Confidential Information of a Disclosing Party to any third party, except with the Disclosing Party’s prior written consent.  Each Recipient shall limit dissemination of Confidential Information of a Disclosing Party to those officers and employees of Recipient who reasonably require access to Confidential Information of a Disclosing Party  for the purposes of this Agreement and who have been made aware that Confidential Information is confidential, are bound by written obligations of confidentiality to the Recipient to treat information such as the Confidential Information of a Disclosing Party  in the strictest confidence.

9.3	Each Recipient shall only use the Confidential Information of a Disclosing Party for the purposes of this Agreement including in the case of Amarin Pharma as permitted by Clause 6.

9.4
Recipient undertakes to maintain in confidence the fact that discussions are or will be taking place, the nature of the discussions envisaged by this Agreement and the fact that the parties have entered into this Agreement.

9.5	All Confidential Information given or transmitted under the terms of this Agreement will be subject to the terms of this Agreement, except for Confidential Information that a Recipient can establish:

(a)	came lawfully into Recipient’s possession prior to the date of disclosure;

(b)	is or becomes public knowledge through no fault or omission of Recipient;

(c)
is required to be disclosed by law, in which case Recipient shall give the Disclosing Party as much advance notice of the proposed disclosure as is practical (including a copy of any written request or order), and shall cooperate with the Disclosing Party in any effort to limit or restrict such disclosure, via a protective order or otherwise;

(d)	is furnished or made known to the Recipient by a third party otherwise than in breach of any obligation of confidentiality to the Disclosing Party; or

(e)	is independently developed by the Recipient or one of its Affiliates, without access to the Confidential Information disclosed by the Disclosing Party.

9.6	The terms of this Agreement and negotiations leading to the execution of this Agreement shall be considered to be Confidential Information of both parties.

9.7	The obligations of confidence referred to in this Clause 9 shall furthermore not extend to any Confidential Information which:

(a)
being Licensed Know How, Amarin Pharma considers reasonably considers should be disclosed to sub-licensees, agents, consultants, Affiliates and/or other Third Parties for the research and development, manufacturing and/or marketing of Products (or for such Third Parties to determine their interest in performing such activities) on the condition that such Third Parties agree to be bound by confidentiality obligations no less onerous than those contained in this Agreement; and

(b)
Amarin Pharma reasonably wishes to disclose to consultants, agents or other Third Parties solely to the extent required in connection with the purposes of this Agreement or in connection with due diligence or similar investigations by such Third Parties, and disclosure to potential Third Party investors in confidential financing documents or for the purposes of such financing (and, for the avoidance of doubt to potential sub-licensees or other strategic partners) on the condition that such Third Parties agree to be bound by confidentiality obligations no less onerous than those contained in this Agreement.

9.8
It is acknowledged for the avoidance of doubt that Confidential Information disclosed pursuant to the Confidentiality Agreement shall be considered to have been disclosed pursuant to, and subject to the provision of, this Agreement.

9.9
The Parties recognise and agree that remedies at law for breach of the provisions of this Clause 9 are likely to be inadequate and that the disclosing Party shall, in addition to any other rights it may have, be entitled to seek injunctive relief.

9.10	The obligations of each Party under this Clause 9 shall survive until five years after the expiry or termination for whatever reason of this Agreement.

10.           Term and Termination

10.1
This Agreement shall come into effect on the Commencement Date and, subject to earlier termination in accordance with this Clause 10, will expire on the first anniversary of the Commencement Date provided that in the event that Amarin Pharma or an Affiliate of Amarin Pharma enters into an agreement with Elan for the development of Products prior to the first anniversary of the Commencement Date and prior to earlier termination under this Clause 10, Amarin Pharma shall on written notice be entitled to extend the term of this Agreement until the second anniversary of the date on which such agreement with Elan enters effect.

10.2
Each of NeuroStat and Amarin Pharma shall have the right to terminate this Agreement effective at any time on or after 1 June 2007 on 30 days’ written notice to Amarin Pharma and NeuroStat respectively.  This right to terminate can only take effect if

Amarin Pharma or an Affiliate has not entered into an Elan Lorazepam Agreement at the date of termination.

10.3
Amarin Pharma on the one hand or NeuroStat on the other hand (the Terminating Party) shall have the right to terminate this Agreement in its entirety forthwith upon giving written notice of termination to NeuroStat and Mr Lynch on the one hand or Amarin Corp and Amarin Pharma on the other hand (the Defaulting Party), upon the occurrence of any of the following events at any time during this Agreement:

(a)	the Defaulting Party commits a material breach of an obligation set out in this Agreement which is not capable of remedy; or

(b)
the Defaulting Party commits a material breach of an obligation set out in this Agreement which is capable of remedy but has not been remedied within 30 days of the receipt by it of a notice identifying the breach and requiring its remedy.

11.           Consequences of Termination

11.1
In the event of expiry of this Agreement or termination of this Agreement pursuant to Clause 10.2 and 10.3: (a) subject to Clause 11.2, all rights and licences granted to Amarin under this Agreement shall terminate; and (b) each Party shall return all data, files, records and other materials in its possession or control containing or comprising the other Party’s Confidential Information to which such first Party does not retain rights hereunder (except one copy of which may be retained by the returning Party’s legal department solely for archival purposes).

11.2
Following the expiry of this Agreement after the extended term set out in the proviso to Clause 10.1 (but not otherwise), the exclusive license granted pursuant to Clause 6.1 shall -- subject to Amarin and its Affiliates' continued compliance with this Agreement, including payment obligations, and in particular (but without limitation) the next sentence -- become irrevocable, perpetual, fully paid-up and royalty-free (subject to the next sentence), but shall otherwise continue in full force and effect.   Notwithstanding the foregoing, if all consideration provided to be payable or potentially payable under Clause 4 have not as of the time of such expiration been paid, then the obligations to provide the remaining-unpaid consideration shall survive and in this sense the license shall remain royalty-bearing until all such consideration has been paid.

11.3
Following the expiry or termination of this Agreement, Amarin Corp, Amarin Pharma and the Affiliates of each of them shall not pursue the license or development of a Lorazepam Product with Elan (or any of the companies defined as being part of Elan), and shall not enter into any Elan Lorazepam Agreement, unless Amarin Pharma or an Affiliate has previously entered into an Elan Lorazepam Agreement prior to the expiry or termination of this Agreement.  Without limiting or implying any exception to the foregoing, if Amarin Pharma, Amarin Corp, or the Affiliate of either of them enters into any Elan Lorazepam Agreement or develops a Lorazepam Product with or under license with (or other right from) Elan (or any of the companies defined as being part of Elan)

following the expiration or termination of this Agreement, then the Parties agree that the damages to NeuroStat and Mr. Lynch shall be no less than the total consideration provided for in Clause 4, calculated as if all contingencies have been achieved (whether or not actually achieved), payable by wire transfer of immediately available funds (and specifically not payable in equity).  Amarin Corp shall pay such amount to NeuroStat within three (3) Business Days after receiving written notice from NeuroStat that NeuroStat requires such payment to be made.  The Parties hereby explicitly instruct any judge, jury, arbitrator or other arbiter of any dispute relating to a breach of this Clause 11.3 to award NeuroStat at least such amount, plus any additional damages that may be available at law or in equity in relation to such a breach, but excluding punitive, exemplary and similar damages.  This Clause 11.3 shall survive any expiration or termination of this Agreement.

11.4
Termination or expiry of this Agreement for whatever reason shall not affect the accrued rights of the Parties arising in any way out of this Agreement as at the date of termination or expiry and in particular but without limitation the right to recover damages and interest, and the provisions of Clauses 9, 10 and 11 shall remain in full force and effect.  NeuroStat’s and Mr. Lynch’s rights under Clause 4 shall be considered accrued rights as of the Effective Date for this purpose, however, the payments under Clause 4 shall not actually be due until the times provided for in Clause 4 (i.e., each payment remains contingent on achievement of the corresponding Milestone or other event specified in Clause 4, but such contingency need not be achieved prior to the expiration or termination of this Agreement).

12.	Waiver

12.1
No Party shall be deemed to have waived any of its rights or remedies conferred by this Agreement unless the waiver is made in writing and signed by a duly authorised representative of that Party.  In particular, no delay or failure of any Party in exercising or enforcing any of its rights or remedies conferred by this Agreement shall operate as a waiver of those rights or remedies or so as to preclude or impair the exercise or enforcement of those rights or remedies nor shall any partial exercise or enforcement of any right or remedy by any Party preclude or impair any other exercise or enforcement of that right or remedy by that Party.

13.           Entire Agreement/Variations

13.1
This Agreement constitutes the entire agreement and understanding between the Parties and supersedes all prior oral or written understandings, arrangements, representations or agreements between them relating to the subject matter of this Agreement (including the Confidentiality Agreement).

13.2	No variation, amendments, modification or supplement to this Agreement shall be valid unless made in writing in the English language and signed by a duly authorised representative of each Party.

14.           Notices

14.1
Any notice to be given pursuant to this Agreement shall be in writing in the English language and shall be delivered by hand, sent by registered or recorded delivery airmail post or sent by facsimile confirmed by registered or recorded delivery post to the address or facsimile number of the recipient set out at the start of this Agreement or such other address or facsimile number as a Party may from time to time designate by written notice to the other Party.

14.2	Any notice given pursuant to this Clause 14 shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered; or

(b)	in the case of sending by post:

(i)	where posted in the country of the addressee, on the third Business Day following the day of posting; and

(ii)	where posted in any other country, on the seventh Business Day following the day of posting; or

(c)
in the case of facsimile, on acknowledgement by the recipient facsimile receiving equipment on a Business Day if the acknowledgement occurs before 1700 hours local time of the recipient and in any other case on the following Business Day.

14.3
All notices to NeuroStat and all notices to Mr. Lynch must also be faxed to +1 415 268 7522, attention Laura Spiegelman, and +1 650 494 0792, attention Chip Lion to be considered effectively given under this agreement.  For the avoidance of doubt, the absence of Ms. Spiegelman or Mr. Lion from these fax numbers, law firm or locations will not adversely affect whether or not the required copy notice has been given.

15.           Assignment

15.1
Neither Party may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, except that Amarin Corp and Amarin Pharma shall always have the right, without such consent: (a) to perform any or all of their obligations and exercise any or all of their rights under this Agreement through any of their Affiliates or sub-licensees; and (b) assign any or all of their rights and delegate any or all of its obligations hereunder to any of their Affiliates or to any successor in interest (whether by merger, acquisition, asset purchase or otherwise) to all or substantially all of the business to which this Agreement relates (which shall include any sub-licensee under any rights granted to Amarin Pharma or an Affiliate pursuant to an agreement with Elan for the development of Products), provided that Amarin Corp or Amarin Pharma (as the case may be) shall provide written notice to NeuroStat within 30 days after such assignment or delegation.

15.2
Any permitted successor of a Party or any permitted assignee of all of a Party’s rights under this Agreement that has also assumed all of such Party’s obligations hereunder in writing shall, upon any such succession or assignment and assumption, be deemed to be a party to this Agreement as though named herein in substitution for the assigning Party, whereupon the assigning Party shall cease to be a party to this Agreement and shall cease to have any rights or obligations under this Agreement.

15.3
All validly assigned rights of a Party shall inure to the benefit of and be enforceable by, and all validly delegated obligations of such Party shall be binding on and be enforceable against, the permitted successors and assigns of such Party.  Any attempted assignment or delegation in violation of this Clause 15 shall be void.

16.           Force Majeure

16.1
No Party shall be liable to another Party for failure or delay of any of its obligations under this Agreement, for the time and to the extent such failure or delay is caused by riots, civil commotions, wars, hostilities between nations, embargoes, acts of God, storms, fires, accidents, labour disputes or strikes, sabotage, explosions or other similar or different contingencies which affect its performance or are beyond its reasonable control. If the performance of any obligation under this Agreement is delayed owing to force majeure for any continuous period of more than six months, the Parties shall consult with respect to an equitable solution, including the possible termination of this Agreement.

17.           Severance of Terms

17.1
If the whole or any part of this Agreement is or becomes or is declared illegal, invalid or unenforceable in any jurisdiction for any reason (including both by reason of the provisions of any legislation and also by reason of any court or competent authority which either has jurisdiction over this Agreement or has jurisdiction over any of the Parties):

(a)	in the case of the illegality, invalidity or un-enforceability of the whole of this Agreement it shall terminate only in relation to the jurisdiction in question; or

(b)
in the case of the illegality, invalidity or un-enforceability of part of this Agreement that part shall be severed from this Agreement in the jurisdiction in question and that illegality, invalidity or un-enforceability shall not in any way whatsoever prejudice or affect the remaining parts of this Agreement which shall continue in full force and effect.

17.2
If in the reasonable opinion of any Party any severance under this Clause 17 materially affects the commercial basis of this Agreement, the Parties shall discuss, in good faith, ways to eliminate the material effect.

18.           This Agreement not to Constitute a Partnership

18.1
None of the provisions of this Agreement shall be deemed to constitute a partnership between the Parties and neither Party shall have any authority to bind the other in any way except as provided in this Agreement.

19.           Public Statements

19.1	Except as provided in Clause 19.2, neither Party shall, without the prior written consent of the other Party:

(a)	release any information about this Agreement, or any information or results of work undertaken by either Party pursuant to this Agreement; or

(b)
use in advertising, publicly or otherwise, any trade-name, personal name, trade mark, trade device, service mark, symbol, or any abbreviation, contraction or simulation thereof, owned by the other Party; or

(c)
represent, either directly or indirectly, that any product or service of the other Party is a product or service of the representing Party or that it is made in accordance with or utilises the information or documents of the other Party.

19.2	The restrictions in Clause 19.1 shall not apply to the following:

(a)	use as required by any applicable law or governmental regulation; or

(b)
any disclosures as a Party determines, based on the advice of counsel, are required to comply with law or applicable rule or regulation of any nationally recognised securities exchange (such exchange to include the London Stock Exchange, Euronext and NASDAQ), provided the same is accurate.

20.           Costs and Execution

20.1	Save as provided in Clause 4.2, each Party shall bear its own legal costs, legal fees and other expenses incurred in the preparation and execution of this Agreement.

20.2
This Agreement may be entered into by the parties in any number of counterparts.  Each counterpart shall, when executed and delivered, be regarded as an original, and all the counterparts shall together constitute one and the same instrument.  This Agreement shall not take effect until it has been executed by all the parties.  This Agreement may be validly exchanged and delivered by fax.

21.           Third Party Rights

21.1
It is hereby agreed that this Agreement is not intended by the Parties to create rights or benefits in favour of any person not party to this Agreement or make any rights or benefits enforceable by or on behalf of such third parties and for the avoidance of doubt all laws providing to the contrary in any country including the provisions of the Contracts (Rights of Third Parties) Act 1999 in the United Kingdom are hereby excluded to the fullest extent permitted.

22.           Governing Law and Jurisdiction

22.1	This Agreement shall be governed by the laws of the State of New York, USA.

22.2
Any question, difference or dispute which may arise concerning the construction meaning or effect of this Agreement or concerning the rights and liabilities of the parties hereunder shall be subject to the exclusive jurisdiction of the federal and state courts in New York, New York.

23.	Attorneys’ Fees

23.1
In the event that any suit or action is instituted to enforce any of the terms of this Agreement, the prevailing party in such dispute shall be entitled to all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement (including reasonable attorneys’ fees), in addition to any other relief to which such party is entitled.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

This Agreement shall come into force on the date given at the beginning of this Agreement.

Signed by                      /s/ Timothy P. Lynch
Full name (capitals):    TIMOTHY P. LYNCH
Position:CEO
FOR AND ON BEHALF OF NEUROSTAT PHARMACEUTICALS INC.

Signed by                      /s/ Timothy P. Lynch
TIM LYNCH

Signed by                      /s/ Alan Cooke
Full name (capitals):    ALAN COOKE
Position: CFO, DIRECTOR
FOR AND ON BEHALF OF AMARIN CORPORATION PLC

Signed by                      /s/ Alan Cooke
Full name (capitals):    ALAN COOKE
Position:                      CFO, DIRECTOR
FOR AND ON BEHALF OF AMARIN PHARMACEUTICALS IRELAND LIMITED

EXHIBIT A
LORAZEPAM COMPOUND STRUCTURE AND FORMULA
(including certain synonyms)

•           Structure and primary formula:

•           Systematic IUPAC Name:

9-chloro-6-(2-chlorophenyl)-4-hydroxy-2,5-diazabicyclo[5.4.0]undeca-5,8,10,12-tetraen-3-one

•           Other formulae and chemical names for this compound (excludes brand names):

2H-1,4-Benzodiazepin-2-one, 7-chloro-5-(2-chlorophenyl)-1,3-dihydro-3-hydroxy-
2H-1,4-Benzodiazepin-2-one, 7-chloro-5-(o-chlorophenyl)-1,3-dihydro-3-hydroxy-
7-Chloro-5-(2-chlorophenyl)-1,3-dihydro-3-hydroxy-2H-1,4-benzodiazepin-2-one
7-Chloro-1,3-dihydro-3-hydroxy-5-phenyl-2H-1,4-benzodiazepin-2-one
7-Chloro-5-(2-chlorophenyl)-3-hydroxy-1H-1,4-benzodiazepin-2(3H)-one
2H,1,4-Benzodiazepin-2-one, 7-chloro-5-(o-chlorophenyl)-1,3-dihydro-3-hydroxy-
2H-1, 4-Benzodiazepin-2-one, 7-chloro-5- (o-chlorophenyl)-1, 3-dihydro-3-hydroxy-
2H-1,4-Benzodiazepin-2-one, 7-chloro-5- (2-chlorophenyl)-1,3-dihydro-3-hydroxy-
7-Chloro-5-(o-chlorophenyl)-1,3-dihydro-3-hydroxy-2H-1,4-benzodiazepin-2-one